Exhibit 99.1

PRESS RELEASE

WiLAN Provides Update on Offer to Acquire MOSAID
WiLAN confirms it does not intend to increase Offer

OTTAWA, Canada – October 31, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today confirmed that it does not intend to increase its $42.00 per share Offer to acquire MOSAID Technologies Inc. (“MOSAID”).  The Offer will expire at 5:00 pm Eastern time on November 1, 2011.

The WiLAN Board believes that it is not in the best interests of WiLAN shareholders to increase its Offer to exceed the $46.00 per share offer made by Sterling Partners (“Sterling”) and announced by MOSAID last week in a going-private transaction.

Assuming the proposed transaction between MOSAID and Sterling is consummated; WiLAN will generate a gain of C$3.6 Million on the tender of its MOSAID shares to Sterling, which will assist significantly in defraying costs associated with the Offer.

After MOSAID has been taken private, WiLAN will be the sole remaining publicly traded patent licensing company in Canada of its size and scope.

“With a strong balance sheet, significant revenue backlog and a skilled and experienced team, we are well positioned to continue growing our business,” said Jim Skippen, Chairman and CEO.  “We will continue to explore ways to deploy our capital and will continue to be prudent stewards of that capital.  WiLAN’s Board and Management are more determined than ever to continue to build a global IP licensing powerhouse that will generate significant long-term value for investors.”

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”) and any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID. The phrases “does not intend”, “will expire”, “to increase”, “is consummated”, “are well positioned”, “to explore”, “to continue”, ‘to continue to build”, “will generate” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

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PRESS RELEASE

Many factors could cause WiLAN’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF; and (3) the risks described below relating to the acquisition of MOSAID pursuant to the Offer as more fully discussed in WiLAN’s September 2, 2011 final short-form prospectus  relating to its offering of 6.00% extendible convertible unsecured subordinated debentures (the “Final Prospectus”) starting at page 30 of the Final Prospectus:

(a)	WiLAN has not verified the reliability of any public information regarding MOSAID including any information included in the Final Prospectus;

(b)
the Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on WiLAN’s business or financial condition;

(c)	change of control or similar provisions in MOSAID’s agreements triggered upon any acquisition of MOSAID may lead to adverse consequences;

(d)	any integration of WiLAN and MOSAID may not occur as anticipated;

(e)	WiLAN may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects;

(f)
the proposed combination of WiLAN and MOSAID may not be successfully completed without the possibility of holders of MOSAID common shares exercising dissent and appraisal rights in connection with certain statutory transactions;

(g)	WiLAN may not realize the benefits of the combined company’s new patent licensing programs;

(h)	WiLAN may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of patents following the proposed acquisition of MOSAID;

(i)	WiLAN may assume significant unknown liabilities arising out of or related to MOSAID’s business, operations or assets.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov and copies of the Final Prospectus may be obtained at www.sedar.com. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For Media Relations, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor Relations, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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